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                                                                    Exhibit 99.1

PARAGRAPHS 5 AND 6 OF PART II -- OTHER INFORMATION, ITEM 1. LEGAL PROCEEDINGS OF
          THE QUARTERLY REPORT ON FORM 10-Q OF MASTERCARD INCORPORATED
                      FOR THE QUARTER ENDING JUNE 30, 2003

      Under the Settlement Agreement, MasterCard has agreed to take the following actions in exchange for a full release of claims against it and its affiliates, officers, employees, stockholders and members:

      - MasterCard will pay into a settlement fund a total amount of $1,025,000,000 over ten years in accordance with the following schedule:

            -     $10,000,000 on or before July 4, 2003;

            -     $115,000,000 on or before December 22, 2003;

            - $100,000,000 per year from and including 2004 through and including 2012, due on or before December 22 of each year.

            MasterCard may request that plaintiffs work with it under certain circumstances to establish a mutually agreeable discount rate in the event that MasterCard desires to make one or more payments on an accelerated basis. In addition, MasterCard has agreed to provide reasonable assistance to the plaintiffs in the event they seek to sell, assign, securitize or obtain financing using the settlement fund.

      - MasterCard will adopt rules effective January 1, 2004 that will permit merchants to elect not to accept MasterCard-branded debit cards issued in the United States, while still accepting other MasterCard-branded cards (including credit and charge cards), and vice versa. The rules will provide, among other things, that merchants will have the right to make this election under existing acceptance agreements upon thirty days notice to their merchant banks ("acquirers"), and that all acceptance agreements entered into after January 1, 2004 will provide the clear option for unbundled acceptance of MasterCard-branded debit cards. The rules will also require acquirers to provide merchants with clear and conspicuous notice of their rights to unbundled acceptance of MasterCard-branded debit cards. In addition, MasterCard agrees to refrain from bundling acceptance of MasterCard-branded debit cards and other MasterCard-branded cards in the future. These and other provisions of the Settlement Agreement apply to MasterCard-branded debit cards issued in the United States by U.S. member institutions, except cards issued under certain brokerage account deferred debit programs and cards that access funds from a user's account fourteen days or more after the date of purchase. In addition, the Settlement Agreement provides that if MasterCard offers in the United States a payment program that combines debit functionality with other forms of payment functionality (e.g., credit functionality), merchants will be free to accept the debit functionality only, the other functionality only, or both, in each case consistent with the terms of the Settlement Agreement.

      - Notwithstanding the foregoing, MasterCard may adopt and enforce an "honor all cards rule" that requires merchants who choose to accept MasterCard-branded debit cards to accept all, or any subset of, MasterCard-branded debit cards, provided that nothing in the Settlement Agreement will require merchants to install a PIN pad in order to continue to accept MasterCard-branded, signature-based debit cards. In addition, MasterCard may enforce an "honor all cards" rule with respect to all, or any subset of, MasterCard-branded cards not coming within the definition of MasterCard-branded debit cards under the Settlement Agreement, including credit and charge cards.

      - On or before January 1, 2004, MasterCard will implement rules requiring U.S. issuers of MasterCard-branded debit cards to place in a clear and conspicuous manner on the face of those cards the word "Debit" or a similar term, provided it is used consistently and uniformly for all MasterCard-branded debit cards. The rules must require issuers to make


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            the changes within the normal reissuance cycles for existing cards, provided that MasterCard must pass rules requiring that 80 percent of all outstanding MasterCard-branded debit cards be compliant with these requirements by July 1, 2005 and the remainder be compliant by January 1, 2007. MasterCard remains free to adopt a new brand or program name for MasterCard-branded debit cards, provided that this is done in a manner consistent with the terms of the Settlement Agreement. Until MasterCard reasonably believes that it is in full compliance with these identification requirements, neither MasterCard nor acquirers may impose charges on merchants who elect not to accept MasterCard-branded debit cards when transactions with these cards are declined or rejected at the merchant.

      - MasterCard will adopt rules effective January 1, 2004 requiring MasterCard-branded debit cards issued in the United States to be encoded with unique Bank Identification Numbers ("BINs") that each merchant and acquirer can use to identify such cards electronically. These rules will apply to all MasterCard-branded debit cards issued after January 1, 2004 and to existing cards within the normal reissuance cycles for such cards, provided that MasterCard must pass rules requiring that 80 percent of all outstanding MasterCard-branded debit cards be compliant with these requirements by July 1, 2005 and the remainder be compliant by January 1, 2007. The rules will also require acquirers to supply merchants with a complete list of BINs upon request. In addition, during the three years following January 1, 2004, MasterCard will use reasonable efforts to attempt to offer an electronic service to enable merchants or acquirers to identify MasterCard-branded debit cards in the event that, in its reasonable business judgment, MasterCard concludes that there is a reasonable business case that justifies this service.

      - On or before January 1, 2004, MasterCard will provide acquirers, upon request, signage for merchant use in the United States at the point of sale and at the entrance to stores communicating the fact that a given merchant accepts MasterCard-branded debit cards. Any merchants who request such signage agree to use it for a minimum of three months.

      - On or before August 1, 2003, MasterCard will set a separate interchange rate for MasterCard-branded debit card transactions at members of the plaintiff class that reduces the aggregate effective rate by at least one-third from the aggregate effective rate for these transactions in effect on April 30, 2003. The requirement to impose reduced interchange rates expires on January 1, 2004, following which MasterCard will be free to set interchange rates without restriction as permitted by law. Nothing in the Settlement Agreement prohibits MasterCard from providing negotiated interchange rates to merchants to incent acceptance or promotion of any MasterCard cards or prohibits issuers and acquirers from setting individual interchange rates. To compensate merchants for the time it will take MasterCard to implement the new interchange rates, MasterCard has agreed to pay $25 million into the settlement account in 2003, which amount is included in the payment schedule set forth above.

      - MasterCard will not enact rules in the United States that prohibit merchants from encouraging or steering MasterCard-branded debit cardholders to use other forms of payment or that prohibit merchants from providing a discount to consumers who pay by any other form of payment. Presently MasterCard does not have any such rules in force.

      The Settlement Agreement also contains certain provisions relating to the administration of the settlement, subject to the orders of the District Court. The settlement fund will be used to pay the costs and expenses of administration of the settlement, including legal fees, taxes, and costs associated with notice and claims administration; MasterCard will not be separately liable for such costs. MasterCard will use reasonable efforts to provide plaintiffs with existing merchant-specific and aggregate transaction data from MasterCard's databases to be used in connection with class notice and the allocation of the settlement fund. In addition, the Settlement Agreement provides that members of the plaintiff class in existence on June 21, 2002 who did not opt out of the class pursuant to the order of the District Court of that date will not be

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provided with another opportunity to opt-out of the class. The Settlement
Agreement also contains a "most favored nations" clause with respect to the settlement agreement entered into between the plaintiffs and Visa.